Exhibit 99.1

INTER & CO, INC.

CNPJ/ME nº 42.737.954/0001-21

CVM Registry 8021-7

(Foreign Private Issuer registered in Category “A” of CVM)

NOTICE TO THE MARKET

UPDATES RELATED TO THE CORPORATE REORGANIZATION -

SHARE CAPITAL REDUCTION AND REPAYMENT OF DEBT FINANCING

INTER & CO, INC. (Nasdaq: INTR e B3: INBR32) (“Inter&Co”), indirect controlling shareholder of Banco Inter S.A. (“Inter”) and Inter Holding Financeira S.A. (“HoldFin”), in compliance with the provisions of CVM Rule No. 44, of August 23, 2021, in connection with the corporate reorganization which transferred the shareholding base of Inte to Inter&Co (“Corporate Roerganization”), announces the following to its shareholders and the market.

The share capital reduction of Banco Inter S.A. in the amount of R$1,150,000,000.00 (“Share Capital Reduction”) was approved by the Brazilian Central Bank and completed. The proceeds received by HoldFin, the sole shareholder of Inter, as a result of the Share Capital Reduction were applied to the payment of the debt financing entered into by HoldFin to fund the cash-out structured as part of the Corporate Reorganization. The share capital of Inter&Co (the listed entity) remains unchanged as result of this debt repayment.

Even after the share capital reduction, the Capital Ratio of Banco Inter S.A. remains above the market average and, consequently, the share capital reduction will not affect the bank's expected growth.

Inter&Co will keep its shareholders and the market informed in accordance with the applicable regulations. Additional information may be obtained with Inter’s Investor Relations Department by e-mail (ri@bancointer.com.br), at Avenida Barbacena, No. 1219, Belo Horizonte, MG, or through Inter’s website (http://ri.bancointer.com.br).

Belo Horizonte, October 24, 2022.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer